SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EMERALD DAIRY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03169B 106
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS John V. Winfield
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,658,124*
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,658,124*
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,124*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON IN

* Consists of: (i) 1,427,721 shares of Common Stock held by the Reporting Person as of the date indicated above and (ii) 1,200,403 shares of Common Stock issuable upon exercise of currently exercisable Warrants held by the Reporting Person as of the date indicated above.  The Reporting Person  holds additional Warrants with respect to an aggregate of 399,597 shares that are not included because they are subject to agreements with the Issuer that the Warrants cannot be exercised at any time when the result would be to cause the Reporting Person to beneficially own more than 9.9% of the Issuer’s outstanding Common Stock.

Item 1.

(a)  Name of Issuer

Emerald Dairy Inc., a Nevada corporation (f/k/a Amnutria Dairy, Inc. and Micro-Tech Identification Systems, Inc.)

(b) Address of Issuer's Principal Executive Offices

11990 Market Street, Suite 205, Reston, Virginia 20190

Item 2.

(a) Name of Person Filing

This Statement on Schedule 13G (the “Statement”) is filed by John V. Winfield (the “Reporting Person”).

(b) Address of Principal Business Office or, if none, Residence

The address of the Reporting Person is 820 Moraga Drive, Los Angeles, CA 90049.

(c) Citizenship

Citizenship is set forth in Row 4 of the cover page for the Reporting Person hereto and is incorporated herein by reference.

(d) Title of Class of Securities

Common Stock, par value $0.001 per share.

(e) CUSIP Number

03169B 106

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned: shares

(b)	Percent of Class: 9.9%

(c)	Number of Shares as to Which Such Person Has:

	(i)	Sole Power to Vote or Direct the Vote: 2,658,124 shares
	(ii)	Shared Power to Vote or Direct the Vote: -0-
	(iii)	Sole Power to Dispose or to Direct the Disposition of: 2,658,124 shares
	(iv)	Shared Power to Dispose or to Direct the Disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.
Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date indicated above.

Date: February 12, 2009

/s/ John V. Winfield
John V. Winfield